Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361

October 12, 2023

VIA EDGAR CORRESPONDENCE

Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II File Nos. 333-258722; 811-23725

Dear Ms. Larkin:

This letter responds to comments given by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on October 10, 2023, regarding the regarding the proxy statement for Valkyrie ETF Trust II (the “Trust”) on behalf of the Valkyrie Bitcoin and Ether Strategy ETF and Valkyrie Bitcoin Miners ETF (each, a “Fund” and collectively, the “Funds”) filed with the Commission on September 26, 2023 (the “Proxy Statement”).

Comment 1 – Shareholder Letter

The Staff notes that the disclosure in the Shareholder letter states that the Special Meeting is scheduled to be held at 11 a.m. Eastern time on November 9, 2023. Given that Milwaukee is in the Central time zone, please confirm the reference to the Eastern time zone is accurate.

Response to Comment 1

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The Special Meeting is scheduled to be held at 11:00 a.m. Central time on November 22, 2023, at the offices of U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, WI 53202.”

Charlotte     Chicago     New York     Salt Lake City     San Francisco     Washington, DC

Comment 2 – Questions and Answers

The Staff notes that the fifth and sixth question under the “Questions and Answers” section discuss why shareholders are being asked to approve a new investment sub-advisory agreement with VA and why shareholders are not being asked to approve a new investment sub-advisory agreement with VIA. The Staff notes that the disclosure is not clear regarding the transaction (i.e., what does VIA have to do with the assignment and why is its sub-advisory agreement being terminated?). Please revise the narrative for clarity.

Response to Comment 2

In accordance with the Staff’s comment, the disclosure has been revised as follows:

Q: Why am I being asked to approve a new investment sub-advisory agreement with VA and not VIA?

A. Pursuant to a purchase agreement signed on March 24, 2023, Vident Capital Holdings, LLC, a subsidiary of MM VAM, LLC (“VA Holdings”), acquired a majority interest in VA on July 14, 2023 (the “Closing Date”). VIA is an affiliate of VA. MM VAM, LLC is an entity controlled by Casey Crawford. As of the Closing Date, Mr. Crawford effectively controls VA. The transaction constituted an “assignment” under the Investment Company Act of 1940, as amended (the “1940 Act”),which resulted in the automatic termination of the Prior Sub-Advisory Agreement with VIA. Further, at the Closing Date, VA absorbed all of the assets and liabilities, including all personnel, of VIA. Therefore, you are not being asked to approve a new sub-advisory agreement with VIA as it is now a part of VA.

On the Closing Date, an interim sub-advisory agreement (the “Interim Sub-Advisory Agreement”) between the Adviser and VA became effective, but it is proposed that shareholders approve the New Sub-Advisory Agreement to enable VA to continue to serve as the investment sub-adviser to the Funds following the expiration of the Interim Sub-Advisory Agreement. If the Funds’ shareholders approve the New Sub-Advisory Agreement, VA will continue to serve as the Funds’ investment sub-adviser, under the New Sub-Advisory Agreement, effective upon shareholder approval.

Comment 3 – Proxy Statement

The Staff notes that the 2nd paragraph of the proxy statement states that the Record Date is October 21, 2023 but the remainder of the disclosure states that the Record Date is September 21, 2023. Please confirm the appropriate Record Date and revise the disclosure accordingly.

Response to Comment 3

The Trust confirms the Record Date is October 4, 2023. The disclosure has been revised in accordance with the Staff’s comment throughout the Proxy Statement.

Comment 4 – General

Please supplementally provide the Staff with a brief Rule 15a-4 analysis.

Response to Comment 4

Rule 15a-4 under the Investment Company Act of 1940 (the “1940 Act”) permits a fund to enter into an interim advisory or sub-advisory agreement with an adviser, or sub-adviser, to manage a fund in the event of a change of control. Under Rule 15a-4, an interim agreement may remain in place for up to 150 days so that a fund may receive investment sub-advisory services without interruption while it solicits shareholder approval of a new investment sub-advisory agreement. In the case of previous contract terminated by an assignment, Rule 15a-4 requires that (i) the compensation to be received under the interim sub-advisory agreement be no greater than the compensation the Sub-Adviser would have received under the original sub-advisory agreement and (ii) the Board, including a majority of the Independent Trustees, vote to approve the interim sub-advisory agreement before the previous sub-advisory agreement is terminated. On June 15, 2023, the Board of Trustees (the “Board”) approved an interim sub-advisory agreement between the Adviser and Vident Advisory, LLC (“VA”). The Interim Sub-Advisory Agreement took effect on the closing date and will continue in effect for a term ending on the earlier of 150 days from the Closing Date (December 11, 2023) or when Shareholders of the Funds approve the new sub-advisory agreement. The sub-advisory fees paid under the interim sub-advisory agreement are the same as the sub-advisory fees paid under the prior sub-advisory agreement. On July 14, 2023, Vident Capital Holdings, LLC acquired an interest in VA pursuant to a purchase agreement signed in March 2023. This transaction constituted an “assignment” under the 1940 Act and automatically terminated the prior sub-advisory agreement. Therefore, because the Board, including a majority of the Independent Trustees, voted to approve the interim sub-advisory agreement prior to the termination of the prior sub-advisory agreement due to the assignment for a period of no more than 150 days, and the sub-advisory fee under the interim sub-advisory agreement is no greater than the compensation the sub-adviser would have received under the prior sub-advisory agreement, the Trust believes it has complied with Rule 15a-4.

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Please call me at 312.845.3720 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren